Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

June 17, 2013

Inland Real Estate INCOME Trust, Inc.

Inland Real Estate Income Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed a registration statement on Form S-11 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) on September 12, 2011, and the registration statement became effective on October 18, 2012, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, as supplemented, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 826-8228.

Commercial Property Executive, a print and online real estate industry publication, published an online article on June 14, 2013, the full text of which is reproduced below, after asking for and obtaining an interview with Daniel L. Goodwin, our chairman and the chairman and chief executive officer of the parent company of our sponsor.

The article was not prepared or reviewed by the Company or any of its affiliates prior to publication. Commercial Property Executive, the publisher of the article, routinely publishes articles on real estate business news, including company profiles. Commercial Property Executive is wholly unaffiliated with the Company, and neither the Company, its sponsor, Inland Real Estate Investment Corporation, nor any of its affiliates have made any payment or given any consideration to Commercial Property Executive in connection with the article below or any other matter published by Commercial Property Executive concerning the Company or any of its affiliates. Statements in the article that are not attributed directly to Mr. Goodwin represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any of its affiliates.

Full Text of Commercial Property Executive Article

June 14, 2013

Investment Incubator: The REITs of Inland Group

Under the leadership of chairman & CEO Dan Goodwin and the company’s three other founding partners, Inland Group employs an unusually varied set of investment vehicles, from limited partnerships and Delaware statutory trusts to REITs. At most recent report, it managed an 88.7 million-square-foot portfolio encompassing 48 states and valued at $20.8 billion.

The most visible vehicles bearing the Inland name are the six REITs sponsored by Inland Group’s affiliates since 1994, four of which are still associated with the group. Acting in a role comparable to an incubator or venture-capital player, Inland Group conceives the REITs, recruits executives and directors, and shepherds each entity through the regulatory process. The REIT is then led by its executives and independent board.

Mostly non-traded, the REITs pursue investments across a broad spectrum of locations and property types, but they have at least one crucial connecting thread:  All are sponsored by Inland Real Estate Investment Corp.  The newest REIT was launched last year. Here is a brief update on their status and activities. More about Inland Group appears in the July issue of CPE.

  Inland American Real Estate Trust Inc., a non-traded REIT, managed 759 properties as of March 31. Retail properties account for the bulk of those assets—550, at most recent report—and in May, Inland American announced the creation of a $600 million, retail-focused joint venture. Together with PGGM Private Real Estate Fund, a Dutch pension manager, Inland American will target necessity-based, multi-tenant retail properties in Texas and Oklahoma. Inland American is also active in the hospitality sector. Inland American Lodging Advisor Inc. had 91 hotels under management as of April 19, when it reported the $80 million acquisition of Residence Inn Denver City Center. Inland American’s student housing subsidiary, Inland American Communities, started construction in April on a 300-unit project near the University of North Carolina campus in Charlotte, N.C.
  Inland Diversified Real Estate Trust Inc., a non-traded REIT, owned 142 office, retail and multi-family assets as of March 31. Recent acquisitions include the $296.3 million acquisition late last year of six Las Vegas-area retail centers anchored by home improvement or grocery stores. Inland Diversified also paid $29.8 million for Hasbro’s corporate headquarters in Providence, R.I. Change may be on the horizon for Inland Diversified, which fully invested its capital at the end of last year. On June 7, its board of directors said that a special committee of independent directors would review alternatives for a potential liquidity event.  In its statement, however, the board emphasized that no decision has been made, nor is there a timetable for a liquidity event.
  Inland Real Estate Income Trust Inc., the newest REIT sponsored by Inland Real Estate Investment Corp., made its debut last year with a $1.5 billion initial offering. Its stated mission is to acquire a diversified portfolio of assets. Last fall it announced its first acquisitions, primarily Dollar General stores in Alabama, Georgia and Tennessee.

  The sole publicly traded REIT currently under the Inland banner is Inland Real Estate Corp., which owns and operates necessity-based retail properties. As of March 31, the company owned a 15.3 million-square-foot portfolio of 154 community, neighborhood, power, lifestyle and net-leased retail properties, about 80 percent of them in metropolitan Chicago. Another 18 percent of the portfolio is located in the Minneapolis-St. Paul market. On June 3, the REIT reported that it had closed on its acquisition of the 50 percent stake held by the New York State Teachers’ Retirement System in their joint venture, dubbed IN Retail Fund L.L.C At most recent report, that fund owned 13 centers comprising 2.3 million square feet.
  Two REITs are no longer part of Inland Group. In a blockbuster 2007 deal valued at $6.2 billion, Developers Diversified Realty Inc. acquired the assets of Inland Retail Real Estate Trust Inc., a non-traded REIT. That portfolio encompassed 43.6 million square feet and 307 properties, mostly community centers, neighborhood centers or net-leased retail properties. The most recent REIT to separate from Inland Group is Inland Western Retail Real Estate Trust Inc. In 2012, the company launched an initial public offering and became a self-advised, self-managed publicly traded company. Under its new name, Retail Properties of America Inc., the company manages 264 assets totaling 39 million square feet. Still based in Oak Brook, Ill., RPAI is led by president & CEO Steven Grimes.